

June 17, 2011

Via E-mail
Mr. David Brennan
Executive Director and CEO
AstraZeneca, Plc.
2 Kingdom Street
London W2 6BD

  Re: AstraZeneca, Plc.
     Form 20-F for the Year Ended December 31, 2010
     Filed April 28, 2011
     File No. 1-11960

Dear Mr. Brennan:

  We have limited our review of your filing to those issues we have addressed in our comments. In our comments, we ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide this information. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your response to our comments.

  After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Exhibit 15.1: Annual Report and Form 20-F Information 2010

Business Review

Delivering our Strategy: Research and Development, page 26

1. In the second paragraph on page 27 you disclose the activity in your R&D pipeline during the year. Please provide us proposed revised disclosure to be included in future periodic reports that identifies the 34 withdrawn projects. In addition, please clarify why these projects were withdrawn; at a minimum, please disclose which projects were withdrawn because of:
   * regulatory action, i.e., rejection of regulatory submission;
   * poorer than anticipated safety or efficacy of the product candidate; or

- economic reasons, including excessive cost of development or market for product less than previously anticipated or competing product approved.

2. For your Development Pipeline products disclosed beginning on page 206, please provide us proposed revised tables to be included in future periodic reports that:
   - indicate the month and the year that the project entered that phase; and
   - identify the significant patents associated with the project and their expiration date and any other relevant information necessary to understand the period of exclusivity for the project.

3. Although your R&D function is significant to your operations, you appear to only provide amounts for total R&D expenses and for total core R&D expenses. In order for us to understand how you manage your R&D function, please provide us a breakdown of R&D expenditures for 2010 and 2009, consistent with your management of these activities; e.g. a breakdown using information provided to the Portfolio Investment Board and or Product Review Board by project, therapeutic class, development phase or other basis consistent with your management of these clinical development activities. If you do not track research and development costs in any manner other than in the aggregate, please provide to us proposed disclosure describing these circumstances to be included in future periodic reports. To the extent that you track R&D costs by project groupings, please provide to us cost information and a description of each of these groupings.

Geographical Review

US, page 72

4. You provide a discussion here and elsewhere in the filing about the Affordable Care Act that was signed into law on March 30, 2010. Please provide revised disclosure to be provided in future filings to quantify the impact this legislation has had to date and/or is expected to have on the company's operations. If an estimate cannot be made, please indicate such and the reasons why an estimate cannot be made.

Financial Review

Measuring performance, page 80

5. Item 10(e)(1)(i)(A) of Regulation S-K requires that IFRS measures be presented with equal or greater prominence than non-GAAP measures. Although you provide your IFRS information prior to your core financial measures in the tables on page 82, you discuss your core operating results before your IFRS operating results in this section and appear to discuss only your core financial measures elsewhere in your filing. As examples, it appears that you discuss only core financial measures in the following disclosures:

- On the inside cover of your Annual Report you disclose core operating profit and core EPS but not the IFRS equivalents;
- On page 3 you disclose core R&D expenditures but not the IFRS equivalents;
- Your strategy and performance disclosures beginning on page 14 appear to disclose only core financial measures; and
- Your delivering your strategy disclosures beginning on page 26 appear to disclose only core financial measures.

Please provide us proposed revised disclosure to be included in future filings on Form 20-F that provides IFRS information with equal or greater prominence with your core financial measures presented throughout your filing.

4 Taxation, page 149

6. It is apparent that your reconciling item related to differences in effective overseas tax rates in your table on page 150 has increased from a benefit of $8 million or effectively no impact on your effective tax rate in 2008 to a benefit of $333million or effectively a 3.0% decrease in your effective tax rate in 2010. Although your sales outside the UK remained relatively flat from 2008 through 2010 as indicated in a table on page 151, it appears from your disclosures on page 152 that your profit before tax for operations outside the UK increased from $6,069 million in 2008 to $7,879 million in 2010, or an increase of 30%. Please provide us proposed disclosure to be included in future filings that explains the disproportionate domestic and foreign profit before tax compared to your domestic and foreign revenues and identifies the significant jurisdictions associated with the your lower effective tax rate.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

       You may contact Sasha Parikh, Staff Accountant, at (202) 551-3627, or Mark Brunhofer, Review Accountant, at (202) 551-3638 if you have any questions regarding the comments. In this regard, do not hesitate to contact me at (202) 551-3679.

                                           Sincerely,

                                           /s/ Jim B. Rosenberg

                                         Jim B. Rosenberg
                                         Senior Assistant Chief Accountant